HONEY BADGER INVESTMENT SECURITIES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2025

HONEY BADGER INVESTMENT SECURITIES, LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Honey Badger Investment Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Corporate Park Suite 410
(No. and Street)

Irvine	CA	92606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Lee	949-251-5000	joe@hbisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. # 406	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Lee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Honey Badger Investment Securities, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members' of Honey Badger Investment Securities, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Honey Badger Investment Securities, LLC as of December 31, 2025, the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Honey Badger Investment Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Honey Badger Investment Securities, LLC's management. My responsibility is to express an opinion on Honey Badger Investment Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Honey Badger Investment Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Honey Badger Investment Securities, LLC's financial statements. Supplemental Information is the responsibility of the Honey Badger Investment Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Honey Badger Investment Securities, LLC's auditor since 2025.
Tarzana, California
February 27, 2026

HONEY BADGER INVESTMENT SECURITIES, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	38,501
Deposits with clearing broker		5,744,953
Secured demand notes		5,500,000
Investments, at market value		11,186,648
Other Assets		6,333
Total Assets	$	22,476,435

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	408,344
Due to clearing broker		13,848,088
Investments, sold short, at market value		24,475
Liabilities subordinated to the claims of general creditors		5,500,000
Total Liabilities		19,780,907

MEMBERS' EQUITY

Total Members' Equity		2,695,528
Total Liabilities and Members' Equity	$	22,476,435

The accompanying notes are an integral part of these financial statements

HONEY BADGER INVESTMENT SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2025

REVENUES

Unrealized gain on Securities	792,067
Municipal interest income	601,227
Interest income	740,288
Total Revenues	2,133,582

EXPENSES

Employee compensation & benefits	103,557
Occupancy	30,870
Brokerage & clearance fees	67,039
Communications	40,458
Interest expense	1,136,479
Other Operating costs	102,952
Regulatory Costs	11,727
Total Expenses	1,493,082

Operating income (loss) before income taxes	640,500
Income tax expense	6,800
Net Income (loss)	$ 633,700

HONEY BADGER INVESTMENT SECURITIES, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

		Total Members' Equity
Beginning balance, December 31st, 2024	$	2,061,828
Net income (loss)		633,700
Ending balance, December 31, 2025	$	2,695,528

The accompanying notes are an integral part of these financial statements

HONEY BADGER INVESTMENT SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (loss)	$	633,700
Unrealized Gain on Securities		(792,607)
Adjustments to reconcile net loss to net cash used in Operating activities:		
(Increase) decrease in assets		
Deposits with clearing broker		282,132
Other Assets		3,552
Receivable from clearing broker		(2,217)
Investments at market value		(343,807)
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		165,964
Due to clearing broker		39,547
Total adjustments		145,171
Net cash used in Operating activities		(13,736)
Net decrease in cash		(13,736)
Cash at beginning of year		52,237
Cash at end of year	$	38,501

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	1,136,479
Income taxes	$	6,800

The accompanying notes are an integral part of these financial statements

HONEY BADGER INVESTMENT SECURITIES, LLC

Statement of Changes in Liabilities Subordinated
To the claims of General Creditors
For the Year Ended December 31, 2025

Balance at December 31, 2024	$	5,500,000
Increase		-
(Decease)		-
Balance at December 31, 2025	$	5,500,000

December 31, 2025

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization

Honey Badger Investment Securities, LLC (the "Company") was organized in the State of Delaware on April 13, 2016. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all its business consists of trading municipal securities in a principal capacity for its proprietary inventory position and providing execution services for its institutional accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Basis of Accounting
The Company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the SEC and FINRA.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments, at fair value
Marketable securities owned and sold by the Company are classified as trading securities and stated at their fair market value. Trading revenue consists of both realized and unrealized gains or losses on marketable securities. All securities transactions are recorded on a trade date basis. The Company recognizes interest income on municipal bonds for the period they carry them.

Honey Badger Investment Securities, LLC
Notes to the Financial Statements

December 31, 2025

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases
The Company leases office space on a month-to-month basis.

Cash
Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All the Company's cash is held at high credit quality financial institutions.

NOTE 2: DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER

Pursuant to the brokerage agreement with Hilltop Securities, Inc. ("Clearing Broker"), the Company introduces all its securities transactions to the Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balances at December 31, 2025 in these accounts totaled $6,044,874 which is included in the deposits at the Clearing Broker of which $105,733 serves as collateral for securities transactions pursuant to the clearance agreement. These deposits with the Clearing Broker are listed in the Statement of Financial Condition.

NOTE 3: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of municipal securities. As discussed in Note 1, these securities are classified as trading securities and stated at their fair market value. As of December 31, 2025, these securities were carried at their fair market value of $11,186,648 which is $2,661,440 less than cost.

These investments were purchased on margin from the clearing broker. The Company is carrying a balance due to clearing broker totaling $13,848,088 on the Statement of Financial Condition which represents the investment cost basis and margin balance due to clearing at December 31, 2025. Additionally, as of December 31, 2025, the Company had $24,475 worth of Investments, sold short, at market value.

9

NOTE 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax.

The total state income tax provision for the year ending December 31, 2025, is $ 6,800

The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Accounting for Uncertainty in Income Taxes (income, sales, use and payroll), which requires the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December, 2025, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and California state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

NOTE 5: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

NOTE 5: FAIR VALUE MEASUREMENTS (Continued)

Assets	Level 1	Level 2	Level 3	Total
Investments, at fair market value	$ -	$ 7,708,825	$ 3,477,823	$ 11,186,648
Investments, sold short, at fair market value	-	-	(24,475)	(24,475)
TOTALS	$ -	$ 7,708,825	$ 3,453,348	$ 11,162,173

The investments, at fair market value, consist of municipal securities. The fair market value of these level investments held by the Company are recorded utilizing the pricing services of the Clearing Broker. The Clearing Broker uses these prices to determine the margin and buying power for the company.

At December 31, 2025, the Company had an investment, sold short, related to a mandatory tender offer on municipal security. The Company held this short position until the call date took effect subsequent to December 31, 2025. As of the report date, the company no longer has the investment, sold short, in their inventory.

The fair market value of these Level 2 investments held by the company are recorded utilizing the pricing services of the Clearing broker. The Clearing broker uses these prices to determine the margin and buying power for the company. Management considers municipal securities trading flat with no recent activity to be level 3 investments.

NOTE 6: SUBORDINATED LIABILITIES

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated agreements contain an Extension of Maturity, "The Scheduled Maturity Date hereof in each year, without further action by either the Lender or Broker Dealer shall be extended an additional year, unless on or before the day thirteen months preceding the scheduled maturity date then in effect, the lender shall notify the broker dealer in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended." The broker dealer has not received such notice through the date the financial statements were available to be issued.

As of December 31, 2025, the Company had five subordinated notes totaling $5,500,00.

NOTE 6: SUBORDINATED LIABILITIES (Continued)

Interest is calculated on two of the notes based on the high end of the Federal Funds Target Rate which varied between 4.33% and $3.64% from January 1, 2025, to December 31, 2025. For the remaining three subordinated notes, interest is calculated at 1%. For the year ended December 31, 2025, interest paid on all subordinated loans totaled $134,390. Unpaid interest in the amount of $ 338,894 is included in accounts payable at December 31, 2025.

The secured demand notes of $5,500,000 are collateralized with cash and municipal bonds whose fair market value is in excess of the value of the notes, which allows them to be treated as an allowable asset for net capital purposes. As of December 31, 2025, the secured demand notes are collateralized by cash and municipal bonds valued, net of haircuts totaling $189,355, at $5,855,519.

NOTE 7: REVENUE RECOGNITION

As described in note 1, substantially all the Company's business consists of trading municipal securities in a principal capacity for its proprietary inventory position and providing execution services for its institutional accounts.

<u>ASC 606 Revenue Recognition</u>
ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 at inception.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

Trading gains and losses: Included are realized and unrealized gains and losses from proprietary trading and net gains or losses from "riskless" principal transactions.

Interest income: Interest is earned over time on securities held in the Company's inventory.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2025, through February 27, 2026, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $3,496,542 which was $3,253,933 more than its required net capital of $242,609; and the Company's ratio of aggregate indebtedness ($3,639,133) to net capital was 1.04 to 1 which is less than the 15 to 1 maximum allowed.

Note 11: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, which are discussed in Note 7, revenue recognition. The company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company did not have any major external customers in 2025. All revenue segments and significant expenses for the year ended December 31, 2025, are disclosed on the Statement of Operations.

HONEY BADGER INVESTMENT SECURITIES, LLC
Schedule I
Statement of Net Capital
December 31, 2025

	Focus 12/31/25	Audit 12/31/25
Members' Equity, December 31, 2025	$ 2,695,528	$ 2,695,528
Subordinated Loans Allowable for Net Capital	5,500,000	5,500,000
Total Members' Equity and Subordinated Loans	8,195,528	8,195,528
Non allowable assets	(3,481,939)	(3,481,939)
Tentative Net Capital Before Haircuts	4,713,589	4,713,589
Other deductions and/or charges	24,475	24,475
Tentative net capital	4,689,114	4,689,114
Required Haircuts & Related Charges	(1,192,572)	(1,192,572)
NET CAPITAL	3,496,542	3,496,542
Minimum Net Capital Requirement		
6 2/3 percent of net aggregate Indebtedness	242,609	242,609
Minimum Dollar net capital required	100,000	100,000
Net Capital required; (greater of above)	242,609	242,609
Excess net capital	$ 3,253,933	$ 3,253,933
Aggregate indebtedness	$ 3,639,133	$ 3,639,133
Ratio of aggregate indebtedness to net capital	1.04:1	1.04:1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Part IIa From X-17A-5 report dated December 31, 2025.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

Honey Badger Investment Securities, LLC

Exemption Report

Honey Badger Investment Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17

C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3

throughout the most recent year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) conducting business in trading municipal securities in a principal capacity for its proprietary inventory position and providing execution services for its institutional accounts. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Honey Badger Investment Securities, LLC.

By: _

Joe Lee

Title: CEO

Date: February 27th, 2026

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Honey Badger Investment Securities, LLC
Irvine, CA

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Honey Badger Investment Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Honey Badger Investment Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Honey Badger Investment Securities, LLC, stated that Honey Badger Investment Securities, LLC, met the identified exemption provision throughout the most recent year without exception. Honey Badger Investment Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because it engages in (1) conducting business in trading municipal securities in a principal capacity for its proprietary inventory position and providing execution services for its institutional accounts and the Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts throughout the most recent year without exception.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Opal Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2026

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